Arrived Homes 3, LLC
1700 Westlake Avenue North
Suite 200
Seattle, WA 98109

May 16, 2024

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Catherine De Lorenzo

Re:
Arrived Homes 3, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 18
Filed January 22, 2024
File No. 024-12135

Dear Ms. De Lorenzo,

This letter is being submitted by Arrived Homes 3, LLC (the “Company”) in response to the comment letter dated January 31, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A POS (File No. 024-12135) submitted to the Commission on January 22, 2024 (the “Offering Statement”). This letter contains the Company’s response to the Comment Letter. The Company has revised the Offering Statement and is filing Post-Qualification Amendment No. 19 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”) together with this letter. The Amended Offering Statement contains certain updates and revisions.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Any references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this letter have the meanings assigned to such terms in the Amended Offering Statement.

Post-Qualification Amendment No. 18 to Offering Statement on Form 1-A

  Our initial review of your offering statement indicates that is fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement fails to include current audited financial statements required for Tier 2 offerings. Please refer to Part F/S paragraphs (b)(3)(D) and (c) in Part II of Form 1-A.

Response: In response to the Staff’s comment on January 31, 2024, the Company has revised the Offering Statement to include the current audited financial statements required for Tier 2 offerings. The Company respectfully advises the Staff that updated disclosure has been incorporated by reference on page xvi of the Amended Offering Statement.

If you have any questions or comments regarding this response, please contact the undersigned at (814) 277-4833 or John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc: John Rostom, Esq., General Counsel